News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Scotiabank increases dividend on common shares

     TORONTO, Dec. 3 /CNW/ — Scotiabank today increased the dividend on its common shares by three cents to 40 cents per common share for the quarter ending January 31, 2003, payable on January 29, 2003, to shareholders of record at the close of business on January 7, 2003.

     The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending January 31, 2003, payable on January 29, 2003, to shareholders of record at the close of business on January 7, 2003:

— Series	8,	Dividend No. 31	of	$0.4375	per share;
— Series	9,	Dividend No. 30	of	$0.421875	per share;
— Series	11,	Dividend No. 21	of	$0.375	per share;
— Series	12,	Dividend No. 18	of	$0.328125	per share.

     Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

%SEDAR: 00001289EB	%CIK: 0000009631

-0-	12/03/2002

     /For further information: Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Neil Trotter, Scotiabank Public Affairs, (416) 866-3708/ (BNS.)

CO: Scotiabank; BNSIR
ST: Ontario
IN: FIN
SU: DIV

CNW 11:41e 03-DEC-02